Filed by Obsidian Enterprises, Inc.
                               Pursuant to Rule 425 under the Securities Act of 1933

                               Subject Company: Net Perceptions, Inc.
                               Registration Statement No. 333-111191

                               Date: March 9, 2004



FOR IMMEDIATE RELEASE
MARCH 9, 2004

OBSIDIAN ENTERPRISES COMMENCES PROXY SOLICITATION IN CONNECTION WITH NET PERCEPTIONS' SPECIAL MEETING AND URGES STOCKHOLDERS TO ACT IMMEDIATELY TO VOTE AGAINST NET PERCEPTIONS' PLAN OF LIQUIDATION

OBSIDIAN  (OTCBB:  OBDE)  FILES  DEFINITIVE  PROXY  MATERIALS  WITH  THE SEC AND
COMMENCES   SOLICITATION  IN  OPPOSITION  TO  NET  PERCEPTIONS'  (NASDAQ:  NETP)
MANAGEMENT

INDIANAPOLIS, March 9, 2004 -- Obsidian Enterprises, Inc. (OTCBB: OBDE), a holding company headquartered in Indianapolis, announced today that it filed definitive proxy materials with the Securities and Exchange Commission on March 5, 2004, in connection with the special meeting of stockholders of Net Perceptions to be held March 12, 2004, and commenced distributing its proxy materials to Net Perceptions' stockholders. As elaborated in Obsidian's proxy materials, Obsidian urges Net Perceptions' stockholders to vote AGAINST the plan of liquidation proposed by Net Perceptions' management.

Obsidian previously announced that it sent a letter to Net Perceptions' stockholders dated March 5, 2004 urging stockholders to wait to act until they had received Obsidian's definitive proxy materials. Obsidian has mailed its definitive proxy materials; however, stockholders who wait to act may be deprived of their right to vote. STOCKHOLDERS WHO PLAN TO SUBMIT PROXIES IN CONNECTION WITH THE SPECIAL MEETING ARE URGED TO ACT IMMEDIATELY. ONLY PROXIES RECEIVED BEFORE THE SPECIAL MEETING SCHEDULED FOR 10:00 A.M., CENTRAL STANDARD TIME, ON MARCH 12, 2004, MAY BE VOTED AT THE SPECIAL MEETING. If a stockholder has already returned Net Perceptions' proxy card, and Obsidian does not receive a later-dated proxy card from the stockholder before the special meeting, the stockholder's shares will be voted in accordance with its prior proxy card. If a stockholder has not returned any other proxy card, and Obsidian does not receive the stockholder's proxy card before the special meeting, the non-vote of the stockholder's shares will have the same effect as a vote AGAINST approval and adoption of the plan of liquidation proposed by Net Perceptions' management. Stockholders may read Obsidian's definitive proxy materials on the SEC's website at www.sec.gov.

Obsidian filed a Registration Statement on Form S-4 and a Tender Offer Statement with the Securities and Exchange Commission on December 15, 2003 and an amendment to each on December 17, 2003. Obsidian filed additional amendments to the Tender Offer Statement on December 23, 2003, January 21, 2004, February 17, 2004, February 20, 2004, February 27, 2004, and March 5, 2004. It anticipates filing further amendments to these documents this week.

The amended offer is scheduled to expire at 5:00 PM, New York City time, on March 17, 2004, unless the offer is extended. The offer is subject to certain conditions, including that:

     o Net Perceptions takes appropriate action to cause its poison pill to not be applicable to the offer;

     o we are satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger;

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions; and

     o Net Perceptions not take any further action in connection with the liquidation or dissolution of Net Perceptions.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.


Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.


THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NET PERCEPTIONS, INC. OR OBSIDIAN ENTERPRISES, INC. OBSIDIAN ENTERPRISES HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT, EXCHANGE OFFER DOCUMENTS AND DEFINITIVE PROXY MATERIALS WITH RESPECT TO THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THOSE DOCUMENTS BECAUSE THEY INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY OBSIDIAN ENTERPRISES WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV. The exchange offer documents, registration statement and definitive proxy materials and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024, Attn: Rick D. Snow.

This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.


For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055